OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Information Services Group, Inc.
(Name of Issuer)
Units, each consisting of one share of Common Stock, par value $0.001 per share and one redeemable common stock purchase warrant
(Title of Class of Securities)
45675Y203
(CUSIP Number)
November 27, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45675Y203	13G/A	Page	2	of	8

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,979,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,979,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,979,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	45675Y203	13G/A	Page	3	of	8

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,979,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,979,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,979,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	45675Y203	13G/A	Page	4	of	8

1	NAMES OF REPORTING PERSONS TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		2,466,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,466,500

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,466,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	45675Y203	13G/A	Page	5	of	8
SCHEDULE 13G
     This Amendment No. 3 (the “Amendment”) to the Schedule 13G (the “Schedule 13G”), relating to units, each consisting of one share of common stock, par value $0.001 per share (the “Common Stock”) and one redeemable common stock purchase warrant, of Information Services Group, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Schedule 13G is being filed on behalf of TCS Capital Investments, L.P., a Cayman Islands exempted limited company (“TCS Offshore), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler (together with TCS Offshore and TCS GP, the “Reporting Persons”).
     This Schedule 13G relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore, and (B) shares of Common Stock of the Issuer held by TCS Offshore. TCS Capital holds 222,100 shares of the Common Stock, TCS Capital II holds 1,290,700 shares of the Common Stock, and TCS Offshore holds 2,466,500 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
     Item 4 of the Schedule 13G is being amended and restated to reflect that the Reporting Persons’ ownership percentages of the Issuer’s Common Stock have increased, solely as a result of the Issuer’s reduction in the number of outstanding shares of Common Stock. The Reporting Persons filed this Amendment promptly after becoming aware of the Issuer’s outstanding share reduction.
Item 4 Ownership.
(a)	TCS Capital Investments, L.P. is the beneficial owner of 2,466,500 shares of Common Stock, TCS Capital GP, LLC (as the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P.) is the beneficial owner of 3,979,300 shares of Common Stock, and Eric Semler (as the principal of TCS Capital GP, LLC) is the beneficial owner of 3,979,300 shares of Common Stock.

(b)	TCS Capital Investments, L.P. is the beneficial owner of 7.9% of the outstanding shares of Common Stock, TCS Capital GP, LLC is the beneficial owner of 12.8% of the outstanding shares of Common Stock and Eric Semler is the beneficial owner of 12.8% of the outstanding shares of Common Stock. These percentages are determined by dividing 2,466,500, 3,979,300 and 3,979,300, respectively, by 31,179,071, the number of shares of Common Stock issued and outstanding as of November 27, 2007, as calculated by the Reporting Persons using the information provided by the Issuer in its Form 8-K filed with the Commission on November 27, 2007.

(c)	TCS Capital Investments, L.P. has the sole power to vote and dispose of the 2,466,500 shares of common Stock it holds. As the general partner of

CUSIP No.	45675Y203	13G/A	Page	6	of	8
TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P., TCS Capital GP, LLC has the sole power to vote and dispose of the 3,979,300 shares of Common Stock beneficially owned by it. As the principal of TCS Capital GP, LLC, Eric Semler has the sole power to vote and dispose of the 3,979,300 shares of Common Stock beneficially owned by him.

The filing of this statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership beyond their pecuniary interest.
Exhibits      Exhibit 1
                      Joint Filing Agreement by and among the Reporting Persons.

CUSIP No.	45675Y203	13G/A	Page	7	of	8
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 7, 2007

TCS Capital Investments, L.P.

By: TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler

Name:	Eric Semler

Title:	Managing Member

TCS Capital GP, LLC

By:	/s/ Eric Semler

Name:	Eric Semler

Title:	Managing Member

/s/ Eric Semler

Eric Semler